SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of June, 2003

MAKITA CORPORATION
 (Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan
(Address of principal executive offices)

[ Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ]

Form 20-F [X]	Form 40-F [ ]

[ Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ]

Yes [ ]	No [X]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION

(Registrant)

Date: June 27, 2003	By: /s/ Masahiko Goto

(Signature)

Masahiko Goto President

(English Translation of the Notice of the Result of the 91st Annual General Meeting of Shareholders Originally Issued in Japanese Language)

MAKITA CORPORATION

June 27, 2003

To the Shareholders of
MAKITA CORPORATION

Notice of the Result of the 91st Annual General Meeting of Shareholders

We would like to inform you that the following reports and resolutions were made at the 91st Annual General Meeting of Shareholders held on June 27, 2003.

Masahiko Goto President MAKITA CORPORATION 3-11-8, Sumiyoshi-cho, Anjo-city Aichi Prefecture, 446-8502, Japan

Description

Items reported

Balance Sheet as of March 31, 2003, Statement of Income and Business Report for the 91st fiscal year (from April 1, 2002 to March 31, 2003)

Items resolved

No. 1 Approval of the Proposed Appropriation of Retained Earnings for the 91st fiscal year

This item was approved as proposed. It was decided that cash dividends be paid at 9 yen per share.

No. 2 Acquisition of treasury stock

This item was approved as proposed.
The Company may acquire its treasury stock up to 5 million shares of its common stock, with the maximum aggregate acquisition price of 5 billion yen, during the period from the conclusion of this annual general meeting of shareholders to the conclusion of the next annual general meeting of shareholders.

No. 3 Partial amendment to the Articles of Incorporation

This item was approved as proposed.
The details of the amendments are as follows:

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(Changes are underlined.)

	Before Amendments		After Amendments

(Newly established)		Article 7.	(Sale of shares constituting less than a full unit)

			A shareholder (including a beneficial shareholder; hereinafter the same being applicable) holding shares constituting less than a full unit may request the Company to sell to the shareholder such amount of shares which will, when added together with the shares constituting less than a full unit, constitute a full unit of shares in accordance with the provisions of the Share Handling Regulations.

Article 7.	(Transfer agent)	Article 8.	(Transfer agent)

(1)	The Company shall appoint a transfer agent with respect to the shares.	(1)	(Same as at present)

(2)	The transfer agent and its handling office shall be designated by a resolution of the Board of Directors and public notice thereof shall be given.	(2)	(Same as at present)

(3)	The register of shareholders of the Company (including the register of beneficial shareholders; hereinafter the same being applicable) shall be kept at the handling office of the transfer agent, and the business pertaining to shares such as registration of transfer of shares and purchase of shares constituting less than a full unit by the Company shall be handled by the transfer agent and the Company shall not handle these matters.	(3)	The register of shareholders (including the register of beneficial shareholders; hereinafter the same being applicable) and the register of lost share certificates of the Company shall be kept at the handling office of the transfer agent, and the business pertaining to shares such as registration of transfer of shares and purchase and sale of shares constituting less than a full unit by the Company shall be handled by the transfer agent and the Company shall not handle these matters.

Article 8.	(Share handling regulations)	Article 9.	(Share handling regulations)

	The denominations of share certificates, registration of transfer of shares, purchase of shares constituting less than a full unit by the Company and any other handling business relating to shares and charges therefor shall be governed by the share handling regulations established by the Board of Directors.		The denominations of share certificates, registration of transfer of shares, purchase and sale of shares constituting less than a full unit by the Company and any other handling business relating to shares and charges therefor shall be governed by the share handling regulations established by the Board of Directors.

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	Before Amendments		After Amendments

Article 9.	(Record date)	Article 10.	(Record date)

(1)	The shareholders who are registered or recorded on the register of shareholders in writing or digitally (including the register of beneficial shareholders; hereinafter the same being applicable) as of the close of a fiscal year shall be entitled to exercise voting rights at the ordinary general meeting of shareholders for such fiscal year.	(1)	The shareholders who are registered or recorded on the register of shareholders in writing or digitally as of the close of a fiscal year shall be entitled to exercise voting rights at the ordinary general meeting of shareholders for such fiscal year.

(2)	Except for the preceding Paragraph and as otherwise provided in these Articles of Incorporation, the Company may, by a resolution of the Board of Directors, fix a record date whenever necessary upon giving prior public notice.	(2)	(Same as at present)

Article 10.		Article 11.

and	(Omitted)	and	(Same as at present)

Article 11.		Article 12.

Article 12.	(Method of adopting ordinary resolutions)	Article 13.	(Method of adopting resolutions)

	Unless otherwise provided for in laws or regulations or in these Articles of Incorporation, all resolutions of a general meeting of shareholders shall be adopted by a majority of the votes of shareholders present at the meeting.	(1)	(Same as at present)

	(Newly established)	(2)	Special resolutions provided for in Article 343 of the Commercial Code shall be adopted by not less than two-thirds of the votes of the shareholders present at the meetings who hold not less than one-third of the votes of all shareholders.

Article 13.		Article 14.

through	(Omitted)	through	(Same as at present)

Article 26.		Article 27.

Article 27.	(Term of office)	Article 28.	(Term of office)

(1)	The terms of offices of statutory auditors shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within three (3) years from their assumption of office.	(1)	The terms of offices of statutory auditors shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within four (4) years from their assumption of office.

(2)	The term of office of any statutory auditor elected to fill a vacancy shall expire when the term of office of his predecessor would have expired.	(2)	(Same as at present)

Article 28.		Article 29.

through	(Omitted)	through	(Same as at present)

Article 35.		Article 36.

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No. 4 Election of twelve Directors

Messrs. Masahiko Goto, Masami Tsuruta, Yasuhiko Kanzaki, Ken’ichiro Nakai, Tadayoshi Torii, Tomoyasu Kato, Kazuya Nakamura, Masahiro Yamaguchi, Shiro Hori, Tadashi Asanuma, Hisayoshi Niwa, and Zenji Mashiko were elected as Directors and each of them assumed their respective offices.

No. 5 Election of one Statutory Auditor

Mr. Keiichi Usui was elected as Statutory Auditor and assumed his office.
Mr. Keiichi Usui is the outside statutory auditor provided for in Article 18, Clause 1 of the Audit Special Exceptions Law.

No. 6 Payment of Retirement Benefit to Retiring Directors

This item was approved as proposed that the Company would pay retirement benefit following the standard procedures prescribed by the Company to Messrs. Yoshiyuki Toma, Katsuya Inagaki, Atsushi Sugiura and Kazuyuki Miyamoto, each Directors retiring from their respective offices, to compensate for their meritorious services while in offices. It was also approved that the definite amount, time of payment, method of payment would be entrusted to the Board of Directors.

At the Meeting of the Board of Directors held after this Shareholders’ Meeting, Representative Director and Director with special title were elected as follows, and each of them assumed their respective offices.

President (Representative Director) Managing Director	Masahiko Goto Masami Tsuruta

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